October 24, 2006	Barbara L. Borden

T: (858) 550-6064
bordenbl@cooley.com

Rolaine Bancroff

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Venture Catalyst Incorporated

Dear Ms. Bancroff:

On behalf of Venture Catalyst Incorporated (the “Company”), we are submitting this letter in response to the Securities and Exchange Commission’s request that the Company address in writing the reasons why it concluded that its proposed merger with a wholly-owned subsidiary of IGT, which is a wholly-owned subsidiary of International Gaming Technology (NYSE IGT) (referred to collectively as “IGT”) is not a going private transaction subject to Rule 13e-3 and Schedule 13E-3 under the Securities Exchange Act of 1934. IGT had a market capitalization of approximately $14 billion as of October 19, 2006 and the Company, which is traded in the over-the-counter market, had a market capitalization of approximately $18 million on the same date. Reference is made to the preliminary proxy statement for a special meeting of shareholders of the Company to approve the proposed merger with IGT, which was filed by the Company with the Securities and Exchange Commission on October 11, 2006 for a detailed description of the proposed merger and the proposed divestiture of the gaming consulting services division.

Description of Rules

Rule 13e-3 (a)(3) defines a “Rule 13e-3 transaction” as “any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this rule which has either a reasonable likelihood or a purpose of producing either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this rule.” The transactions described in paragraph (a)(3)(i) are as follows:

“(A) A purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

(B) A tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

(C) A solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.”

4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Rolaine Bancroff

October 24, 2006

Page Two

As defined at paragraph (a)(i) of Rule 13e-3, an affiliate of an issuer is “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.”

Analysis of Transaction

In the proposed merger, IGT will acquire 100% of the outstanding capital stock of the Company through a merger between the merger subsidiary and the Company and the Company will become a wholly-owned subsidiary of IGT. The merger consideration is $2.58 per share, payable in cash. The proposed transaction does not involve the Company acquiring its own equity securities or a tender offer. The transaction does, however, involve a proposed merger that requires the solicitation of proxies from the shareholders of the Company in compliance with Regulation 14A. A merger transaction is only subject to Rule 13e-3 if the merger is with an affiliate of the issuer. For the following reasons, the Company has concluded that IGT is an not an affiliate of the issuer and, therefore, the Company is not entering into a merger with an affiliate: Prior to the execution of the merger agreement on August 25, 2006, IGT was not a shareholder of the Company, IGT did not have a representative on the board of directors of the Company, the Company did not have a representative on the board of directors of IGT and IGT did not have any voting power or other rights to control the Company. Also, prior to the execution of the merger agreement, IGT and the Company were not parties to any contract that gave IGT the ability to influence or control the direction of the Company. IGT did not file a Schedule 13D or Schedule 13G with respect to the Company’s voting securities until after it entered into voting agreements in connection with the proposed merger.

Notwithstanding the foregoing, SEC Release No. 34-16075 indicates that an affiliation can be established if affiliates of the issuer become affiliates of the purchaser through means other than equity ownership and thereby are in control of the seller’s business both before and after the transaction. Footnote 6 of the Release further states that “the Commission would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” In this case, there are no facts or circumstances that would give any of the affiliates of the Company the means to control the seller’s business following the closing. None of the current members of the board of directors of the Company will become directors of IGT or any subsidiary of IGT. None of the officers of the Company, with the exception of the Company’s current Senior Vice President of Information Technology, Javier Saenz, will be employed by IGT or the Company following the closing. Mr. Saenz has been offered a position of Vice President of Strategy, Network Gaming Systems of IGT, which is not an executive officer position in IGT, and will be relocated to an IGT office in Reno, Nevada upon the consummation of the proposed merger. Mr. Saenz will not be an employee of the Company, which will continue to operate from its offices in Las Vegas, Nevada, following the merger. Therefore, none of the directors or officers of the Company will be in the position to exercise control over the Company following the closing. Accordingly, the Company has concluded that IGT is not an affiliate of the Company and that none of the existing affiliates of the Company will continue to control the Company following the closing through management or other arrangements.

4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Rolaine Bancroff

October 24, 2006

Page Three

The Company also analyzed the proposed divestiture of the gaming consulting services division to VCAT, LLC, a company controlled by L. Donald Speer, who is an affiliate of the Company, to determine whether the asset sale involved a sale of substantially all the assets of the Company. The gaming consulting services division currently consists of a consulting agreement between the Company and the Barona Band of Mission Indians, who own the Barona Valley Ranch Resort and Casino. The sale of substantially all the assets of the Company to an affiliate of the Company would fall within the definition of a Rule 13e-3 Transaction. See Release No. 34-16075. In the proposed merger, IGT is paying $2.58 per share (and $2.58 less the applicable exercise price for each option) or approximately $21.28 million to acquire all of the Company stock, and therefore all of its assets, including the Mariposa software division and the gaming consulting services division. As described in detail in the preliminary proxy statement in the section “Background of the Merger,” IGT is divesting the gaming consulting services division immediately following the proposed merger because ownership of the division would put IGT into competition with many of its casino clients who directly compete with the Barona Casino. IGT required the divestiture as a condition to entering into the merger agreement and required the satisfaction of all conditions to closing the divestiture as a condition to closing the merger. IGT will have no equity stake or any equity return tied to the performance of the divested business. The sale price for the divested assets is $4.5 million, which is payable through three secured promissory notes. The divestiture price is approximately 21% of the total price being paid by IGT to acquire all of the Company.

The divested assets consists primarily of the consultation agreement with the Barona Tribe, property, plant and equipment used in connection with the gaming consulting services division with a book value of $146,589 at June 30, 2006 and $500,000 in cash. Following the divestiture, IGT will retain the Mariposa software division, including all of the intellectual property and related technology rights, six uncompleted software contracts for 12 casino and hotel properties that as of June 30, 2006 represented estimated future revenue of approximately $4.7 million, exclusive of any potential support fees, all new Mariposa contracts executed since June 30, 2006, the installed Mariposa customer base, an ongoing agreement that allows IGT to use the Barona Casino for testing Mariposa and other IGT products, and the cash, accounts receivable, prepaid expenses, property, plant and equipment and other balance sheet assets of the Company, other than the divested assets listed above. At June 30, 2006, the Company had total assets of $7,020,541 on its balance sheet, of which $646,569 were part of the divested assets representing 9.2% of the book value of the balance sheet assets. Based upon the price being paid by IGT for the assets, the assets that will be retained by IGT constitute a substantial part of the assets of the Company and have a higher value to IGT than the divested assets, and, therefore, the divested assets being sold cannot constitute substantially all the assets of the Company. Accordingly, the Company concluded that the proposed merger and divestiture is not a Rule 13e-3 Transaction by virtue of the divestiture.

4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Rolaine Bancroff

October 24, 2006

Page Four

In summary, IGT is acquiring all of the Company for cash in a merger transaction. IGT is not an affiliate of the Company and no existing affiliates of the Company will be affiliates of IGT following the merger and, therefore, no existing affiliates of the Company will control the Company following the merger. Mr. Speer, who is an affiliate of the Company, is not acquiring substantially all of the assets of the Company through the divestiture of the gaming consulting services division. Therefore, the proposed merger with IGT, including the related divestiture, do not constitute a transaction described in paragraph (a)(3)(i) of Rule 13e-3 and the Company has concluded that the proposed transaction is not a Rule 13e-3 Transaction as defined in Rule 3e- 3.

Sincerely,

/s/ BARBARA L. BORDEN

Barbara L. Borden

4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM